

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2021

Bhargava Marepally
Chief Executive Officer
StoneBridge Acquisition Corp.
One World Trade Center
Suite 8500
New York, NY 10007

>   **Re: StoneBridge Acquisition Corp.**
>   **Registration Statement on Form S-1**
>   **Filed February 26, 2021**
>   **File No. 333-253641**

Dear Mr. Marepally:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

The Offering, page 7

1.   We note your disclosure that you will have 24 months from the closing of the initial public offering to consummate your initial business combination. Please clarify, if true, that you may amend your organizational documents to extend your business combination deadline. If there are reasons why you cannot or will not seek shareholder approval to extend such deadline, please state so. Please add similar clarification elsewhere in your filing where you describe the deadline.

Risk Factors, page 22

2.   Please add a risk factor describing the risk that the low acquisition cost of the founder

shares creates an incentive whereby your officers and directors could potentially make a substantial profit even if you select an acquisition target that subsequently declines in value and is unprofitable for public investors.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Rolf Sundwall at 202-551-3105 or Michelle Miller at 202-551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at 202-551-3601 or John Dana Brown at 202-551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance